EXHIBIT 99.2

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

20 October 2022
The Manager
ASX Market Announcements
ASX
20 Bridge Street
Sydney NSW 2000
Dear Sir/Madam,
James Hardie will conduct a management briefing on its Second Quarter FY2023 results on Tuesday 8 November 2022.
A teleconference and webcast will be available for analysts, investors and media, as below:

Time:	Sydney, Australia: 8:30am AEST, Tuesday 8 November
New York, USA: 4:30pm EDT, Monday 7 November
Teleconference Registration:	https://s1.c-conf.com/diamondpass/10026253-fgydtf.html
Webcast URL:	https://edge.media-server.com/mmc/p/zrvd9yy5
Once registered, participants will receive a calendar invitation with global dial-in numbers and a unique PIN which will be required to join the call.
Yours faithfully,
James Brennan-Chong
Director of Investor Relations & Market Intelligence
This announcement has been authorised for release by the Chief Financial Officer, Mr Jason Miele.

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Michael Hammes (Chairman, USA), Anne Lloyd (Deputy Chairperson, USA),
Peter-John Davis (Aus), Persio Lisboa (USA), Rada Rodriguez (Sweden),
Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA).
Chief Executive Officer and Director: Aaron Erter (USA)
Company number: 485719
ARBN: 097 829 895